# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Janus Living, Inc., CIK 0002100805
CUSIP: 471024109
Title of class of securities: Class A-1 Common Stock
Address of issuer's principal executive offices: 4600 South Syracuse Street, Suite 500, Denver, Colorado (CO), 80237
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000765880

## Reporting persons
- Healthpeak Properties, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Maryland (MD); sole voting power 214,734,026; shared voting power 0; sole dispositive power 214,734,026; shared dispositive power 0; aggregate amount beneficially owned 214,734,026 (81.6% of the class)
  Comment: Represents 138,816,246 shares of Class A-1 Common Stock and 75,917,780 shares of Class A-2 Common Stock held by Janus Member, LLC, an indirect subsidiary of Healthpeak Properties, Inc. ("Healthpeak"). The Class A-2 Common Stock represents the voting rights associated with the operating partnership units in Janus Living OP, LLC ("OP Units") held by CCRC PropCo Ventures, LLC, an indirect subsidiary of Healthpeak, and shares of the Class A-2 Common Stock are cancelled upon the redemption of the OP Units for cash, or shares of Class A-1 Common Stock, at the election of the Janus Living OP, LLC, on a one-for-one basis. Healthpeak controls the voting and disposition of these securities.
- Janus Member, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 214,734,026; sole dispositive power 0; shared dispositive power 214,734,026; aggregate amount beneficially owned 214,734,026 (81.6% of the class)
  Comment: Healthpeak has voting and dispositive power over these securities.

## Item 1. Issuer
Name of issuer: Janus Living, Inc.
Address of issuer's principal executive offices: 4600 South Syracuse Street, Suite 500, Denver, CO 80237

## Item 2. Person Filing
Name of person filing: Healthpeak Properties, Inc. and Janus Member, LLC
Address of principal business office or, if none, residence: 4600 South Syracuse Street, Suite 500, Denver, CO 80237
Citizenship: MD (Healthpeak Properties, Inc.) and DE (Janus Member, LLC)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 214,734,026 Represents 138,816,246 shares of Class A-1 Common Stock and 75,917,780 shares of Class A-2 Common Stock held by Janus Member, LLC, an indirect subsidiary of Healthpeak. The Class A-2 Common Stock represents the voting rights associated with the OP Units held by CCRC PropCo Ventures, LLC, an indirect subsidiary of Healthpeak, and the Class A-2 Common Stock are cancelled upon the redemption of the OP Units for cash, or shares of Class A-1 Common Stock, at the election of the Janus Living OP, LLC, on a one-for-one basis. Healthpeak controls the voting and disposition of these securities.
Percent of class: 81.6%
Sole power to vote or to direct the vote: 214,734,026
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 214,734,026
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Healthpeak Properties, Inc.: /s/ Carol Samaan, SVP - Corporate Administration, Deputy General Counsel, and Corporate Secretary (05/14/2026)
- Janus Member, LLC: /s/ Carol Samaan, SVP - Corporate Administration, Deputy General Counsel, and Corporate Secretary (05/14/2026)